February 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Pelican Acquisition Corp
Draft Registration Statement on Form S-1 Submitted on October 10, 2024
CIK No. 0002037431
Pelican Acquisition Corp

Ladies and Gentlemen:

On behalf of our client, Pelican Acquisition Corporation (“Pelican”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 6, 2024, relating to Pelican’s Registration on Form S-1 filed October 10, 2024.

Pelican is filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Draft Registration Statement on Form S-1 Submitted on October 10, 2024

Cover Page

1.	We note your disclosure regarding founder shares issued to the sponsor and the private units to be issued to the sponsor. Please revise to (i) disclose the amount the sponsor paid for the founder shares and the private units, and (ii) include cross- references to all disclosures related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

2.	Please revise the cover page to state the time frame for the special purpose acquisition company to consummate a deSPAC transaction and whether this time frame may be extended. See Item 1602(a)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

3.	Where you discuss conflicts of interest, please include additional cross-references to the locations of related disclosures in the prospectus, such as in the summary disclosure provided in response to Item 1602(b)(7).

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

4.	We note potential conflicts of interest disclosure on the cover page. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also revise your cross-references to include cross-references to all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

5.	Please revise to address the working capital loans and the repayment of the non- interest bearing loans which may be made by your initial shareholders or affiliates and that up to $1,500,000 of the loans may be converted into private units at a price of $10.00 per unit.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

6.	We note you indicate that because of the nominal price paid for the founder shares, the public shareholders will incur substantial dilution. Please address whether compensation may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

7.	Please revise to indicate the price EarlyBirdCapital, Inc. paid for the 500,000 shares that are the EBC founder shares.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

8.	Please clarify that there are permitted withdrawals from the interest earned on Trust account of $250,000 annually to fund working capital requirements.

Response: We acknowledge the Staff’s comment and wish to advise the Staff that the Company will no longer be allowed to withdraw any funds from the interest earned on the Trust Account for working capital requirements. Accordingly, the disclosure throughout the Registration Statement has been revised to remove such references and we respectfully believe this comment is no longer applicable.

9.	Please clarify how long the $15,000 per month for office space and administrative services will be paid.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

Prospectus Summary, page 1

10.	Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 2 has been revised to address the Staff’s comment.

11.	We note your disclosure that you may need to obtain additional financing for working capital needs and transaction costs in connection with the search and completion of the initial business combination, to complete an initial business combination, or because you become obligated to redeem a significant number of your public shares. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 1 has been revised to address the Staff’s comment.

Our Company, page 2

12.	Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which the sponsor or your management team has participated. For each SPAC, include disclosure regarding completed business combinations, liquidations, pending de-SPAC transactions and whether such SPAC is still searching for a target.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 2 and 3 have been revised to address the Staff’s comment.

Initial Business Combination, page 6

13.	Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months if you have entered into a definitive agreement for an initial business combination, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. Please also disclose whether security holders will have voting or redemption rights with respect to any extensions. See Item 1602(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 6 has been revised to address the Staff’s comment.

Our Sponsor, page 9

14.	We note disclosure beginning on page 25 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 9 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of any fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. Also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the purchasers’ equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 9 has been revised to address the Staff’s comment.

15.	In the table of compensation and securities issued or to be issued, please include the private placement equivalent units that may be issued to the sponsor upon conversion of up to $1,500,000 of working capital loans at a price of $10.00 per unit. Please also include this disclosure on the cover page, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 9 has been revised to address the Staff’s comment.

16.	We note your tabular compensation table indicates 100,000 private units to be purchased by your Sponsor at a price of $1,000,000. We note your disclosure on the cover page and in the summary that the Sponsor will be purchasing 275,000 private units for $2,750,000. Please revise the tabular disclosure to include the 275,000 private units to be purchased by your Sponsor at a price of $10.00 per unit or revise your disclosures as appropriate. See Items 1602(b)(6) and 1603(a)(6) of Regulation S- K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 9 has been revised to address the Staff’s comment.

17.	We note that Daniel M. MCabe is the manager of your sponsor and has voting and dispositive power over the shares owned by Pelican Sponsor LLC. Please revise to identity of all persons who have direct and indirect material interests in the SPAC sponsor and the nature and amount of those interests. See Item 1603(a)(7) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 43 and 103 have been revised to address the Staff’s comment.

18.	Please clarify how long the $15,000 per month for office space and administrative services will be paid.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page and pages 9, 26 and 70 has been revised to address the Staff’s comment.

Liquidation if no business combination, page 22

19.	Please reconcile disclosure on page here and elsewhere stating that you may use up to $50,000 of interest on the assets in the Trust Account to pay liquidation and dissolution expenses with disclosure on page 24 stating that you will pay the costs, anticipated to be no more than $100,000, of liquidating the Trust Account from assets outside of the Trust Account.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 23 and 25 has been revised to address the Staff’s comment.

Conflicts of Interest, page 24

20.	Please revise your disclosure in this section and in similar disclosure beginning on page 101 to clearly state that there are actual or potential material conflicts between the SPAC sponsor, its affiliates or promoters; and purchasers in the offering. Briefly describe all such actual or potential material conflicts, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates, directors, or promotors as noted on page 5. Please see Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 25, 26 and 100 has been revised to address the Staff’s comment.

21.	Please provide the basis for your statements here and throughout the prospectus that you do not believe any fiduciary duties or contractual obligations of your directors or officers would materially undermine your ability to complete our business combination.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 25, 26 and 100 has been revised to address the Staff’s comment.

Risk Factors, page 31

22.	We note the disclosure on page 10 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 59 has been revised to address the Staff’s comment.

If we are deemed to be an investment company ..., page 57

23.	Please revise this risk factor to clearly state that notwithstanding your investment in U.S. government treasury securities or money market funds meeting conditions under Rule 2a7, you may still be found to be operating as an unregistered investment company. Please also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 58 has been revised to address the Staff’s comment.

The value of the founder shares following completion of our initial business combination..., page 61

24.	We note your cover page indicates that the Sponsor will purchase 275,000 private units at $10 per unit for a total of $2,750,000, assuming no exercise of the underwriters’ over-allotment option. We also note your disclosure that “our Sponsor and its affiliates will have invested in us an aggregate of $10,025,000, comprised of the $25,000 purchase price for the founder shares and the $10,000,000 purchase price for the private placement units.” Additionally, the valuation later in the paragraph appears incorrect. Please revise or advise us as appropriate.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 61 has been revised to address the Staff’s comment.

Use of Proceeds, page 70

25. We note that footnotes (3) and (4) appear repetitive. Please revise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 70 has been revised to address the Staff’s comment.

Dilution, page 74

26. We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 84 of your prospectus.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 74 has been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson